SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              01 February, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 01 February 2007.




February 1, 2007


                   BT to acquire INS, expanding professional

                          services and U.S. footprint


BT today announced it has agreed terms to acquire International Network Services Inc. ("INS"), a leading global provider of IT consulting and software solutions. This professional services acquisition will increase BT's presence in North America and will significantly enhance BT's consulting capabilities.


The acquisition of the California-headquartered company will add to BT's global professional services resources of more than 7,000 people across the globe. The move will see hundreds of consultants join BT, mostly in the U.S. and Canada. INS enjoys an excellent reputation due to the skills and expertise of its consultants and also for its methodology and knowledge management infrastructure.


INS specializes in four major areas -- Enterprise Architecture and Governance, Business Productivity, Information Risk Management, and Infrastructure Transformation. Based in Santa Clara, California, with offices in Europe, Asia and throughout North America, the company builds, implements and secures business technology infrastructures for its customers. It has served some 75 percent of Fortune 500 enterprises and more than half of the Fortune 1000 companies.

Andy Green, chief executive officer of BT Global Services, said: "The INS business is another great services acquisition for us. INS has a proven business model in the Networked IT Services space that we will replicate around the world. At the same time it significantly boosts our ability to supply world class professional services to US-headquartered corporations and increases BT's presence in the key North American market. INS brings to BT a wealth of consulting and professional services people and the move is fully in line with our strategic goal of becoming the global leader in the digital networked economy."

David Butze, president and chief executive officer of INS, said: "This acquisition really serves as the next step in INS's evolution in expanding our ability to deliver against our core business areas. By combining INS's expertise in business-driven information technology consulting and software solutions with the delivery reach of BT Global Services, we will have an even stronger foundation to build upon while delivering the most sophisticated and comprehensive set of business productivity, IT infrastructure technology and software solutions available in the market place today and in the future."


The deal heralds a new milestone in the execution of BT's global and US growth strategy, and follows the acquisition of California-based Counterpane in October 2006, significantly strengthening BT's overall capabilities in the security and professional services space.

INS has almost 900 people and in twelve countries worldwide.

As at the last audited balance sheet date on September 25, 2005, the gross assets of INS were 49.7 million USD.




About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt



About INS

INS is a leading global provider of business-driven information technology consulting and software solutions. For more than a decade, INS has been helping organizations effectively use technology to achieve strategic business goals. Its unique solution portfolio enables its customers to reduce costs, increase flexibility, strengthen security, ensure compliance and improve efficiency.


INS applies its structured methodologies, strategic alliances and diverse industry experience to deliver in-depth analyses and implement custom solutions aimed at driving business growth. Its consultants hold over 1,100 certifications in 96 categories and its KnowledgeNet database gives them access to over 15 years worth of intellectual property, solutions and proven techniques in an easily-searchable format. Its customers include global enterprises and service providers in all major industries, including telecommunications, financial services, retail, pharmaceutical/ healthcare, manufacturing, government and travel and transportation.


For additional information, please visit www.ins.com.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date: 01 February, 2007